February 10, 2016
Company Name: The Bank of Yokohama, Ltd.
Representative: Representative Director and President Tatsumaro Terazawa
（Code No. 8332, First Section, Tokyo Stock Exchange)

Notice of Capital Ratio for the 3rd Quarter ended December 31, 2015

The Bank of Yokohama, Ltd. (Representative Director and President: Tatsumaro Terazawa) has calculated the capital ratio and the related information (BIS standard) for the 3rd quarter ended December 31, 2015, and we hereby inform you as follows;

1.Capital Ratio (BIS Standard)【Consolidated】	(Unit: Billions of yen)
			As of December 31,2015		As of September 30,2015
			(A)	(A)-(B)	(B)
(1)	Total capital ratio	(4)/(5)	13.27%	(0.02%)	13.29%
	Tier 1 capital ratio	(3)/(5)	12.62%	(0.09%)	12.71%
	Common equity Tier 1 ratio	(2)/(5)	12.36%	(0.08%)	12.44%
(2)	Common equity Tier 1 capital		867.1	4.2	862.9
(3)	Tier 1 capital		885.7	4.1	881.6
(4)	Total capital		931.0	8.8	922.2
(5)	Risk-weighted assets		7,013.8	77.8	6,936.0
(6)	Required capital	(5)×8%	561.1	6.3	554.8

2.Capital Ratio (BIS Standard)【Non-Consolidated】	(Unit: Billions of yen)
			As of December 31,2015		As of September 30,2015
			(A)	(A)-(B)	(B)
(1)	Total capital ratio	(4)/(5)	12.94%	(0.03%)	12.97%
	Tier 1 capital ratio	(3)/(5)	12.37%	(0.09%)	12.46%
	Common equity Tier 1 ratio	(2)/(5)	12.17%	(0.08%)	12.25%
(2)	Common equity Tier 1 capital		840.2	4.1	836.1
(3)	Tier 1 capital		854.2	4.0	850.2
(4)	Total capital		893.5	8.6	884.9
(5)	Risk-weighted assets		6,900.6	77.6	6,823.0
(6)	Required capital (5)×8%	(5)×8%	552.0	6.2	545.8

(Note)
Among Risk-weighted assets, FIRB approach has been applied for the calculation of credit risk, SMM (the standardized measurement method) for market risk, and TSA (the standardized approach) for operational risk.